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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Waste Connections, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

941053100

(CUSIP Number)

Carolyn S. Reiser, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ronald J. Mittelstaedt

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___X_
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power _____
8. Shared Voting Power 694,953
9. Sole Dispositive Power _____
10. Shared Dispositive Power 694,953

11. Aggregate Amount Beneficially Owned by Each Reporting Person 694,953

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.60%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mittelstaedt Family Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000
8. Shared Voting Power 694,953
9. Sole Dispositive Power 100,000
10. Shared Dispositive Power 694,953

11. Aggregate Amount Beneficially Owned by Each Reporting Person 794,953

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.99%

14. Type of Reporting Person (See Instructions)

OO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 620 Coolidge Drive, Suite 350, Folsom, CA 95630.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Ronald J. Mittelstaedt ("Mittelstaedt"); Mittelstaedt Family Trust, a California trust of which Mittelstaedt is the Trustee (the "Trust", and collectively with Mittelstaedt, the "Filers").

(b) The business address of the Filers is
620 Coolidge Drive, Suite 350, Folsom, California, 95630.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Mittelstaedt is the President and Chief Executive Officer of the Issuer. The principal business address of the Issuer is as set forth in 2(b) above.

(d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mittelstaedt is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
Mittelstaedt	PF (1)	$_______
Trust	AF	$_______

(1) Includes 694,953 shares held by Trust; also includes 100,000 shares subject to options currently exercisable.

Item 4. Purpose of Transaction

The sole purpose of the acquisition of the Stock reported herein is for investment. Mittelstaedt is the President, Chief Executive Officer and Chairman of the Board of the Issuer, and as such, influences the management of the Issuer.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by the Filers at the date hereof is reflected on the Filers cover page.

The Filers effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 1, 1998 (the date of the Filers last 13(d)):
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Trust	Sale	5/10/99	89,000	$25.625
Trust	Purchase	5/14/99	89,243	$2.80*
Trust	Purchase	5/14/99	33,334	$2.80*
Trust	Purchase	12/7/99	30,000	$_____
Mittelstaedt	Acquisition of Employee Stock Option	1/19/99	66,667	$17.9375
Trust	Purchase	11/26/99	25,000	$12.75
Trust	Purchase	12/7/99	30,000	$______
Trust	Purchase	1/6/2000	33,333	$2.80*
Mittelstaedt	Gift	8/24/2000	6,500	N/A
Mittelstaedt	Sale	10/30/2000	259,000	$23.25
Mittelstaedt	Sale	10/31/2000	40,000	$25.4063
Mittelstaedt	Sale	11/4/2000	40,000	$25.40
Mittelstaedt	Gift	12/4/2000	4,000	N/A
Mittelstaedt	Gift	12/4/2000	2,500	N/A

* employee stock option exercise

The Filers are no longer the beneficial owners of more than 5% of the Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2001
/s/ Ronald Mittelstaedt Ronald J. Mittelstaedt	Mittelstaedt Family Trust By: /s/ Ronald Mittelstaedt Print Name: Title: